SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ N° 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 30, 2010

Date, time and place: September 30, 2010, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Presiding Board: Chairman: Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino, to act as secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass resolutions on the following matters: (i) granting of guarantee, by the Company (“Guarantee”), in the interest of the holders of the fourth (4th) public issue debentures issued by VRG Linhas Aéreas S.A., a company with head-office at Avenida Vinte de Janeiro s/nº, Terminal de Passageiros n.º 01 do Aeroporto Internacional do Rio de Janeiro / Galeão - Antonio Carlos Jobim, 2º andar, nível 15,55, entre os eixos 10-12/E-G, sala 2011-A, Embarque, CEP 21941-570, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under nº 07.575.651/0001-59 (“Issuer”), of simple, non-convertible, unsecured debentures with personal guarantee (“Debentures”), to be distributed on a restricted-effort placement basis under the terms of CVM Instruction no. 476, dated January 16, 2009 (“Issue”), in the total amount of six hundred million reais (R$600,000,000.00), with a term of five (5) years counted from the issue date and nominal unit value of one million reais (R$1,000,000.00) (“Nominal Unit Value”); and (ii) authorization for the board of executive officers of the company to perform any and all acts as may be necessary for the delivery of the Guarantee. Resolutions: After the necessary explanations were provided, the following resolutions were adopted by unanimous vote: (i) granting of the Guarantee on behalf of the holders of the Debentures, with the Company being irrevocably and irreversibly liable, in its capacity as guarantor and main obligor, in conformity with article 818 of the Civil Code, of the Guaranteed Value, as defined below and under the terms of the “Private Indenture of the fourth (4th) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures, with Personal Guarantee, for Public Distribution on a Restricted-Effort Placement Basis, of VRG Linhas Aéreas S.A.”, to be entered into (“Indenture”); the Guarantee amount is limited to the total value of the obligations inherent to the Issue, which include: (a) the Nominal Unit Value, added by the respective remuneration, as set forth in the Indenture, as well as default interest, calculated under the terms of the Indenture; and (b) all ancillary charges to be added to the principal amount, including the fees of the trustee of the Issue (“Trustee”) and the judicial expenses and damages, if any, (jointly, “Guaranteed Amount”); the Guaranteed Amount shall be paid by the Company within three (3) business days counted from the date of receipt of a written notice from the Trustee to the Company, except in the event of a decree of bankruptcy against the Issuer or voluntary bankruptcy filed by the Issuer, in which case the amount shall be paid within one (1) business day from the referred notice, in any case regardless of any claim,

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action, dispute or demand the Issuer may have or exercise in relation to its obligations under the Debentures; the payment shall be made pursuant to the procedures set forth in the Indenture; the Company expressly waives the benefits of order, rights and powers of discharge of any nature whatsoever set forth in articles 333, sole paragraph, 366, 821, 827, 830, 834, 835, 836, 837, 838, and 839 of the Civil Code and 77 and 595 of the Code of Civil Procedure; (ii) performance of acts, by the Board of Executive Officers: the Board of Executive Officers may perform any and all acts necessary for the delivery of the Guarantee approved herein, including, without limitation, to enter into the Indenture, as well as any amendments thereto. All acts eventually performed by the Board of Executive Officers are hereby fully ratified. Adjournment of the Meeting and Drawing-up of the Minutes: Upon the floor being offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the necessary time for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes drawn-up in the proper book.

São Paulo, September 30, 2010.

________________________________	________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.